ICEWEB, INC.

205 Van Buren Street

Suite 420

Herndon, Virginia 20170

Telephone 703-984-8000

CORRESP

August 8, 2005

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Steven Jacobs, Accounting Branch Chief Mail Stop 4561
Rachel Zablow, Staff Accountant

Re:	IceWEB, Inc. (the “Company”)

Form 10-KSB for the year ended September 30, 2004

Form 10-QSB for the quarter ended December 31, 2004

Form 10-QSB for the quarter ended March 31, 2005

File No. 0-27865

Ladies and Gentlemen:

The Company is in receipt of the Staff’s letter of comment dated August 2, 2005 on the above-captioned filings. In response to such comments, we would like to provide you with the following information:

Form 10-KSB for the year ended September 30, 2004

Consolidated Financial Statements

Note 10-Acquisitions, page 28

1.

We have carefully reviewed SFAS 2 paragraph 11(a) and 11(c) and FIN 4 as it relates to the acquisitions of Iplicity and DevElements. At the date of acquisition, Iplicity had developed a complete content management software platform based on open source architecture to run in any operating environment. We booked $65,500 for the value of this platform. In my previous response of July 28, I incorrectly used DevElements in place of Iplicity and visa versa. We deemed that this software did and does have alternative future uses and therefore placed a value on it. Based on FIN 4, paragraph 5 “costs assigned to assets to be used in a particular research and development project and that have no alternative future use shall be charged to expense at that date of consummation”. This platform is (a) not used in research and development projects and (b) does have alternative future use. Therefore we did not charge the value to expense.

The value of other software licenses and source code acquired from DevElements or Iplicity, as discussed in regards to SFAS 2 paragraph 11(c), showed that the software code acquired, had no alternative future uses and therefore no separate economic value. Accordingly, we did not capitalize these items. Without any book value there would be no charge to expense as discussed in FIN 4.

2.

Iplicity and DevElements were primarily software service companies. The customer relationships are for the services of specific engineers at agreed upon hourly rates. Paragraph 39 of SFAS 141 states” intangible assets shall be recognized as an asset apart from goodwill if it arises from a contractual obligation”. The agreements with the customers could be terminated at any time and at will by the customer. In our opinion, such an arrangement resulted in no future contractual obligation to the customer and therefore, no additional capitalization was possible. The primary value from both companies relates to the value of an assembled work force and ongoing revenue flow from customer relationships and the inherent goodwill of past successes. Paragraph 39 of SFAS 141 states, “an assembled workforce shall not be recognized as an intangible asset apart from goodwill”.

3.

Interlan is a computer hardware sales company and did not have any intangible assets as described in Paragraph 39 as an asset “capable of being separated or divided from the acquired entity and sold, transferred , licensed, rented or exchanged”. Seven is an IT service company which also did not have any intangible assets as described in Paragraph 39 as an asset “capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged”. Paragraph 39 of SFAS 141 also states, “an assembled workforce shall not be recognized as an intangible asset apart from goodwill”. We therefore did not book any intangible assets at the date of acquisition.

The primary reasons for the acquisitions relates to acquiring personnel and ongoing operations which we had worked with in the past and therefore understand and trust and/or ongoing operations which have a strategic fit, i.e. increased profitability between the business entities.

Form 10-QSB for the quarter ended March 31, 2005

Consolidated Financial Statements

Note 3 - Stockholders’ Equity, page 7

4.	We filed an amended Form 10-QSB for March 31, 2005 on August 4, 2005 and filed a Form 8-K for Item 4.02 on August 4, 2005.

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments, we will happily respond to them. Feel free to call us at any time.

Sincerely,

/s/ John R. Signorello

John R. Signorello

Chairman and CEO